UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Day One Biopharmaceuticals, Inc.

(Name of Subject Company)

Day One Biopharmaceuticals, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

23954D 109

(CUSIP Number of Class of Securities)

Jeremy Bender

Chief Executive Officer and President

Day One Biopharmaceuticals, Inc.

1800 Sierra Point Parkway, Suite 200

Brisbane, CA 94005

Telephone: (650) 484-0899

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Effie Toshav, Esq. Douglas N. Cogen, Esq. David K. Michaels, Esq. Robert A. Freedman, Esq. Julia Forbess, Esq. Fenwick & West LLP One Front Street, 33rd Floor San Francisco, CA 94111 (415) 875-2300	Charles N. York II Chief Operating Officer and Chief Financial Officer Day One Biopharmaceuticals, Inc. 1800 Sierra Point Parkway, Suite 200 Brisbane, CA 94005 (650) 484-0899

☐	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 previously filed by Day One Biopharmaceuticals, Inc., a Delaware corporation (“Day One” or the “Company”) with the Securities and Exchange Commission (the “SEC”) on March 26, 2026 (the “Schedule 14D-9”), relating to the cash tender offer (the “Offer”) by Servier Detroit Inc. (“Purchaser”), a Delaware corporation and a direct wholly owned subsidiary of Servier Pharmaceuticals LLC, a Delaware limited liability company (“Parent”), which is an indirect wholly owned subsidiary of Servier S.A.S., a French société par actions simplifiée (“Servier” and together with Purchaser and Parent, the “Servier Parties”), to purchase all of the issued and outstanding shares of Day One’s common stock, par value $0.001 per share (“Shares”), at a purchase price of $21.50 per Share (the “Offer Price”), net to the seller in cash, without interest thereon, and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of March 26, 2026 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”), and pursuant to the Agreement and Plan of Merger, dated as of March 6, 2026 (as it may be amended from time to time, the “Merger Agreement,” and the transactions contemplated therein, the “Transactions”), by and among Day One, Parent, Purchaser, and Servier.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information

The subsection of Item 8 of the Schedule 14D-9 entitled “Regulatory Approvals—U.S. Antitrust Compliance” is hereby amended as follows:

On page 51, the final full paragraph is amended and restated as follows (new language underlined; deleted language struck through):

Parent and Day One ~~expect to~~ filed their respective Premerger Notification and Report Forms with the FTC and Antitrust Division on March 26, 2026.

On April 7, 2026, the FTC granted a request for the early termination of the waiting period under the HSR Act, effective April 7, 2026 at 1:37 p.m., Eastern Time. Accordingly, the condition to the Offer requiring that the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining conditions set forth in Section 15 of the Offer to Purchase.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 14D-9 is true, complete and correct.

Day One Biopharmaceuticals, Inc.

Date: April 8, 2026	By:	/s/ Charles N. York II, M.B.A.
Name: Charles N. York II, M.B.A.
Title: Chief Operating Officer and Chief Financial Officer